# SEC Schedule 13G/A (Amendment No. 28) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CorVel Corporation, CIK 0000874866
CUSIP: 221006109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2010 MAIN STREET, SUITE 1020, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036693
Filed by CIK 0000946724

## Reporting persons
- V. Gordon Clemons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,467,476; shared voting power 0; sole dispositive power 2,467,476; shared dispositive power 0; aggregate amount beneficially owned 2,467,476 (4.8% of the class)
  Comment: Rows 5 and 7 represent 2,467,476 shares of Common Stock held directly by V. Gordon Clemons as an individual.

## Item 1. Issuer
Name of issuer: CorVel Corporation
Address of issuer's principal executive offices: 5128 Apache Plume Road, Suite 400, Fort Worth, TX 76109

## Item 2. Person Filing
Name of person filing: V. Gordon Clemons
Address of principal business office or, if none, residence:
c/o CorVel Corporation
5128 Apache Plume Road, Suite 400, Fort Worth, TX 76109
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,467,476
Percent of class: 4.8
Sole power to vote or to direct the vote: 2,467,476
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,467,476
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- V. Gordon Clemons: /s/ V. Gordon Clemons, V. Gordon Clemons (02/12/2025)
Comment: Item 4 Comment: Items 4(a), 4(c)(i) and 4(c)(ii) reflect the number of shares of Common Stock of the Issuer that Mr. Clemons beneficially owned as of January 15, 2025.

Item 4(b) reflects the ownership percentage based on 51,367,173 shares of Common Stock outstanding as of December 31, 2024.